SYNAPZ (AWAKE) FILMS LLC
REVENUE PARTICIPATION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

THIS REVENUE PARTICIPATION AGREEMENT (this "Agreement") is made effective as of the date set forth on the Investor Signature Page hereto and is entered into by and among SYNAPZ (AWAKE) FILMS LLC, a California limited liability company (the "Company"), and the undersigned party ("Investor").

1. **Definitions**

1.1 **"Adjusted Revenues"** means Gross Revenues minus Permitted Deductions.

1.2 **"Approved Marketing and Distribution Expenses"** means actual, documented, out-of-pocket third-party costs incurred after Closing that are directly attributable to marketing, distribution, exploitation, and delivery of the Picture, excluding Permitted Deductions.

1.3 **"Gross Revenues"** means all cash amounts actually received by the Company from the exploitation of the Picture in any media, worldwide, including without limitation theatrical, non-theatrical, streaming, broadcast, licensing, and all ancillary rights, excluding only refunds and chargebacks actually paid or credited. For the avoidance of doubt, Gross Revenues includes only amounts actually remitted to and received by the Company (net of any distributor/platform fees, reserves, or similar withholdings applied before remittance).

1.4 **"Participation Purchase Price"** means the dollar amount of Investor's accepted investment commitment in the Offering.

1.5 **"Permitted Deductions"** means only the following actual, third-party, out-of-pocket cash expenses, fully documented, and in the aggregate capped at ten percent (10%) of Gross Revenues: (a) standard digital platform, payment processor, aggregator, marketplace, or payment collection fees deducted or charged in connection with exploitation of the Picture; and (b) directly attributable basic marketing and distribution expenses incurred solely in connection with the exploitation of the Picture. For the avoidance of doubt, Permitted Deductions shall not include any fees payable to CineBlock Films, LLC in connection with the Offering (including any closing cash fee or securities compensation), internal overhead, affiliate charges, discretionary administrative costs, markups, or expenses not directly attributable to the exploitation of the Picture.

1.6 **"Participation Percentage"** means each Investor's participation percentage, calculated by dividing (i) the dollar amount of such Investor's accepted investment commitment in the Offering by (ii) the Total Accepted Offering Amount.

1.7 **"Production Costs"** means actual, documented, out-of-pocket third-party costs incurred to produce and complete the Picture, excluding repayments of related-party advances unless expressly disclosed in the Form C as recoupable from Adjusted Revenues.

1.8 **"Total Accepted Offering Amount"** means the aggregate dollar amount of all accepted investment commitments in the Offering.

2. **The Offering**

2.1 **Securities.** The Company seeks to raise up to $124,000 by selling Revenue Participation Units related to the Project (as defined below) (collectively, the "Revenue Participation Units" or the "Securities") in a Regulation Crowdfunding offering (the "Offering") for a purchase price of $100.00 per Revenue Participation Unit. The Offering is being conducted pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Act"), and Regulation Crowdfunding under the JOBS Act of 2012, subject to the Company's Form C, as amended (the "Form C"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Form C. The Investor understands that the Offering is being made without registration of the Securities under the Act.

2.1.1 **Minimum Investment.** The minimum investment amount in the Offering is $100, which corresponds to the purchase of one (1) Revenue Participation Unit, unless otherwise permitted by the Intermediary in accordance with the Form C.

2.1.2 **Intermediary Compensation.** Intermediary compensation, including any cash fee at closing and securities compensation payable to CineBlock Films, LLC, is as disclosed in the Form C. For the avoidance of doubt, the Intermediary does not receive any ongoing percentage of Gross Revenues, Adjusted Revenues, or other Project revenues.

2.2 **Use of Proceeds.** All proceeds of the Offering will be used for the development, production, post-production, marketing, and distribution of the feature-length motion picture currently titled AWAKE (the "Project"). The manner and timing of such development, production, post-production, marketing, and distribution shall be determined solely by the Company. Following allocation of proceeds to the Project, the Company may use commercially reasonable efforts to secure additional financing and distribution arrangements to maximize the Project's exploitation, including festival submissions, domestic and international licensing, and ancillary markets. The Company may use a portion of the Offering proceeds to reimburse or repay certain advances and expenses previously paid on behalf of the Company or the Project, including advances from the Company's parent and/or affiliates, to the extent disclosed in the Form C and reflected in the Company's books and records.

2.3 **Accounting and Transparency.** The Company shall maintain books and records reasonably sufficient to verify the calculation of Gross Revenues, Permitted Deductions, and Adjusted Revenues. Investors holding at least 10% of outstanding Participation Percentages may, at their own expense and upon reasonable notice, audit such records no more than once per year.

3. **Purchase and Sale of Securities; Closing.**

3.1 **Purchase and Sale.** The Company agrees to issue, sell and deliver to Investor, and Investor agrees to purchase from the Company, the number of Revenue Participation Units set forth in the Investor Signature Page in exchange for the Participation Purchase Price.

3.2 **Acceptance of Investment Commitments.** Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment hereunder. Investment commitments will be deemed accepted only upon written confirmation by the Company. If the Company rejects all or a portion of any investment commitment hereunder, the applicable prospective Investor's funds will be returned without interest or deduction subject only to third-party fees including but not limited to escrow fees.

3.3 **Closing.** The closing of the purchase and sale of the Securities shall take place on or around the Offering campaign deadline as specified in the Form C ("Offering Deadline") or at such earlier time as set by the Company under the Form C (the "Closing").

3.3.1   If the Company sets a Closing earlier than the Offering Deadline, the Company shall send a notice five (5) days prior to the Closing to all investors who have committed to invest in the Offering, granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Company will continue to accept commitments up to the Closing and Offering Deadline.

3.3.2   The Company may make intermediate closings prior to the Offering Deadline in accordance with the Form C.

3.3.3   Payment for the Securities shall be received by the escrow agent identified in the Form C (the "Escrow Agent") from Investor by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount of the Participation Purchase Price. Upon the Closing, the Escrow Agent shall release such funds to the Company. Investor shall receive notice and evidence of the entry of the number of Securities owned by Investor reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

4. **Investor Participation**

4.1 Distribution of Adjusted Revenues (the "Waterfall"). All Adjusted Revenues shall be distributed strictly in the following order of priority:

4.1.1   Tier 1 – Recoupment Tier. 100% of Adjusted Revenues shall be applied to recoup, in full: (a) all Production Costs incurred in connection with the Picture; (b) Approved Marketing and Distribution Expenses incurred in connection with the Picture; and (c) the deferred producer fee in the amount of $110,000 USD. No distributions shall be made to Investors until Tier 1 has been fully satisfied.

4.1.2   Tier 2 – Investor Recovery Tier. After Tier 1 is fully satisfied, 100% of Adjusted Revenues shall be distributed to Investors, pro rata in accordance with their Participation Percentages, until Investors have received an aggregate amount equal to three times (3.0x) their original Investment Amounts.

4.1.3   Tier 3 – Long-Term Participation Tier. After Investors have received an aggregate amount equal to 3.0x their Investment Amounts, Adjusted Revenues shall thereafter be distributed: 25% to Investors, pro rata; 75% to the Company in perpetuity. Investor participation shall not terminate and shall continue for the life of the Picture and all exploitation thereof.

4.2 **Pari Passu Treatment.** All Investors shall share returns *pari passu*, on equal terms, without preference or priority.

4.3 **Credits / Recognition.** Investors making contributions of $25,000 or more shall be credited as "Executive Producer" in the Project's on-screen credits, subject to customary credit placement and guild requirements. Investors making contributions of $10,000 or more shall be credited as "Producer" in the Project's on-screen credits, subject to customary credit placement and guild requirements. The Company may, in its discretion, provide a "Special Thanks" acknowledgment to other investors.

5. **Payments**

5.1 **Timing.** Distributions shall be calculated and paid quarterly, within ninety (90) days following the end of each calendar quarter in which Gross Revenues are received. Each distribution shall be accompanied by a statement showing Gross Revenues, Permitted Deductions, Adjusted Revenues, and application of the Waterfall.

5.2 **Statements.** Each payment shall be accompanied by a good-faith statement of Gross Revenues for the applicable period.

6.   **Representations, Warranties and Covenants**.

6.1 By Company. As of the Closing, the Company hereby represents, warrants and covenants to Investor that:

6.1.1   Company is duly formed and validly existing under the laws of the state of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by Company of its business as it is currently being conducted.

6.1.2   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

6.1.3   The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (c) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

6.1.4   Assuming the accuracy of Investor's representations and warranties set forth below, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (a) for such filings as may be required under Regulation Crowdfunding promulgated under the Act, or under any applicable State Securities Laws, (b) for such other filings and approvals as have been made or obtained, or (c) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.1.5   The Company makes no representation, warranty, guarantee or assurance of any kind or nature whatsoever, express or implied, with regard to the Revenue Participation Units or the Company's business (including any representation, warranty, guarantee or assurance of future earnings, likelihood of success or future prospects).

6.2 **By Investor**. As a material inducement for the Company to enter into this Agreement, Investor hereby represents, warrants and covenants to the Company that:

6.2.1   Investor has the capacity to purchase the Securities, enter into this Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not   contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

6.2.2   Investor is a resident of the state set forth on the Investor Signature Page and is not acquiring the Revenue Participation Units as a nominee or agent or otherwise for any other person.

6.2.3   Investor, if a natural person, is at least eighteen (18) years of age.

6.2.4   Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and the Company shall have no responsibility therefor.

6.2.5   Including the amount set forth on the Investor Signature Page, in the past twelve (12) month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

6.2.6   Investor has received a copy of the Form C, has not been furnished any offering literature other than the Form C and has relied only on the information contained therein to make the decision to purchase the Securities.

6.2.7   Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. Investor represents that it is able to bear any and all loss associated with an investment in the Securities. Investor acknowledges that the price of the Securities was set by the Company arbitrarily and no warranties are made as to value.

6.2.8   Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. Investor acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Investor's authority or suitability to invest in the Securities.

6.2.9   Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

6.2.10   Investor understands that each of Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

6.2.11   Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall cause the Escrow Agent to return the previously paid Participation Purchase Price, without interest thereon, to Investor.

6.2.12   Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.2.13   Investor confirms that the Company has not (a) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (b) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Company and Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for Investment.

6.2.14   Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities.

6.2.15   Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor further represents that it does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. Investor understands that the Securities have not been registered under the Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

6.2.16   Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the U.S. Securities and Exchange Commission provide in substance that Investor may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, Investor understands that it must bear the economic risks of the investment in the Securities for an indefinite period of time.

6.2.17   Investor agrees that it will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

6.2.18   Investor understands that the Investor has no right to withdraw or receive a refund of the Participation Purchase Price, in whole or in part. Investor further understands it is not a holder of any limited liability company membership interest in the Company, and is not otherwise entitled, as a holder of the Securities, to vote or receive distributions or be deemed the holder of any limited liability company membership interest in the Company except as expressly set forth in this Agreement.

6.2.19   Investor understands that distributions are subordinate to production costs, marketing expenses, and the deferred producer fee.

6.2.20   Investor acknowledges that Company may require the use of a Custodian and directs the Company to issue the Securities in the name of such Custodian, and Investor acknowledges and agrees that the Custodian will hold the Securities in registered form for the benefit of Investor, which shall be in uncertificated form. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by Investor and the Company hereunder, including, without limitation, any representations, warranties, and covenants made by the Company and the Investor.

6.2.21   Investor will maintain an account in good standing with the Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any provision of such Custody Account Agreement conflicts with this Agreement, this Agreement shall control as between the Company and the Investor, and the Investor acknowledges that the Custody Account Agreement governs the relationship between the Investor and the Custodian.

6.2.22   Investor agrees any action contemplated by this instrument and requested by the Company must be completed by Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to Investor or the Custodian as Investor's agent.

6.2.23   Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any applicable state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and other applicable state securities laws which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Investor's representations as expressed herein. Investor acknowledges that the Company has no obligation to register or qualify the Securities for resale, and exemptions from registration and qualification may not be available or may not permit Investor to transfer all or any of the Securities in the amounts or at the times proposed by Investor. Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of Investor's control, and which the Company is under no obligation and may not be able to satisfy. Investor is not registered with the U.S. Securities and Exchange Commission as a broker-dealer, alternative trading system or exchange, and is not a member of the U.S. Financial Industry Regulatory Authority ("FINRA") nor is required to be registered with the U.S. Securities and Exchange Commission or is subject to the rules of FINRA. Investor has also been advised that this Agreement has not been approved for trading by the CFTC. Investor represents that it is not purchasing this Agreement on the basis that it is a contract of sale of a commodity for future delivery (or option on such a contract), a swap or any other instrument subject to the CEA. Investor further understands that neither the Company nor an Affiliate is licensed as a money transmitter ("MT") or a money services business ("MSB"). If the Company or an Affiliate was deemed to be an MT and/or MSB, it would be subject to significant additional regulation. This could lead to significant changes with respect to the Company, how the Securities are structured, how they are purchased and sold, and other issues, and would greatly increase the Company's costs in creating and facilitating transactions in the Securities. Any of these outcomes would negatively affect the value of the Securities.

7. **Transfer Restrictions**

7.1 **Lock-Up.** Investor acknowledges that the Revenue Participation Units are securities issued under Regulation CF and are subject to a one (1) year transfer restriction under federal law, except as permitted by statute (e.g., transfers to family, accredited investors, or back to the Company).

8. **Termination of Obligations**

8.1 **Termination of Revenue Participation.** The Company's obligation to make payments to Investors under this Agreement shall continue for so long as the Company receives Gross Revenues from exploitation of the Picture, subject to the Waterfall and the other terms of this Agreement. Notwithstanding the foregoing, the Company's obligations shall terminate upon the earlier of (a) dissolution/liquidation of the Company in accordance with applicable law after the Picture is no longer commercially exploited, or (b) repurchase by the Company (or an affiliate or successor) of all outstanding Securities on terms disclosed in the Form C, if any.

9. **Miscellaneous**

9.1   Entire Agreement, together with all other documents and instruments incorporated by reference, including, for the avoidance of doubt, the Form C, and all exhibits, schedules thereto, constitutes the only and entire agreement between the parties with respect to the subject matter hereof, and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, between the parties relating to the transactions contemplated by this Agreement or the subject matter herein. There are no promises, representations or other agreements or understandings between the parties with respect to the subject matter hereof other than those set forth herein. The obligations set forth in this Agreement are unconditional. In the event of any conflict between this Agreement and any summary, marketing materials, or Form C disclosures, this Agreement shall govern, except that nothing shall limit the Company's disclosure obligations under Regulation Crowdfunding.

9.2 **Form C; Term Sheet.** The Investor acknowledges receipt of the Form C and that any term sheet provided in connection with the Offering is a non-binding summary. In the event of any conflict between the Form C (or any summary) and this Agreement as to the contractual rights and obligations between the Company and the Investor, this Agreement shall control.

9.3 **Voluntary.** Each party warrants, represents and agrees that, in executing this Agreement, such Party: (a) does so with knowledge of any and all rights that such party may have with respect to the provisions of this Agreement, (b) has carefully read and considered this Agreement and fully understands its contents and the significance of its contents, (c) is entering into this Agreement of such party's own informed and free will, based upon such party's own judgment and without any coercion or fear of retaliation, and (d) has obtained, or has had the opportunity to obtain, independent legal advice with respect to this Agreement.

9.4 **Governing Law.** This Agreement shall be governed by the laws of the State of California without regard to conflict of law provisions.

9.5 **Dispute Resolution.** Mandatory Binding Arbitration. Any claim, controversy or other dispute regarding this Agreement, including any breach or interpretation of this Agreement (each a "Dispute"), shall be settled and resolved by binding arbitration in Los Angeles County, California, before Judicial Arbitration and Mediation Services ("JAMS"). The arbitration shall be conducted in accordance with JAMS' Streamlined Rules and Procedures, except as expressly modified by this Section. In reaching a decision on any Dispute, the arbitrator shall be bound by the provisions of this Agreement and by California law. The arbitrator's decision on the Dispute shall be a final and binding determination and shall be fully enforceable as an arbitration award in any court having jurisdiction and venue over the parties. Each party submits to the exclusive jurisdiction of the courts located in Los Angeles County, California, for purposes of compelling arbitration or giving legal confirmation of any arbitration award. Each party also agrees to accept service of process for all arbitration proceedings in accordance with JAMS' rules. Nothing in this Section shall prevent any party from (a) seeking and obtaining injunctive or other equitable relief through an action in court, (b) joining any party as a defendant in any action brought by or against a third party, (c) bringing an action in court to effect any attachment or garnishment, or (d) bringing an action in court to compel arbitration as required by this Section. Because each party is giving up the right to litigate any Dispute, each party herein further confirms that it has read and understands the provisions in this Section, and that it has further benefited from the advice of counsel. BY EXECUTING THIS AGREEMENT, INVESTOR IS VOLUNTARILY GIVING UP IMPORTANT CONSTITUTIONAL RIGHTS TO TRIAL BY JUDGE OR JURY, AS WELL AS RIGHTS TO APPEAL. INVESTOR UNDERSTANDS THAT IT HAS THE RIGHT TO HAVE AN INDEPENDENT ATTORNEY OF ITS CHOICE REVIEW THIS SUBSECTION, AS WELL AS THIS ENTIRE AGREEMENT, PRIOR TO SIGNING THIS AGREEMENT.

9.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic transmission during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on the signature page, or to such address, facsimile number or email address as subsequently modified by written notice given in accordance with this subsection.

9.7 **Binding Effect; Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. If Investor is a trust or entity, each representation, warranty, covenant, and/or agreement herein shall be binding upon the trustees, grantors/settlors, beneficiaries, officers, directors, shareholders, managers, members, and other authorized parties of Investor, as applicable. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.8 **Assignability**. This Agreement and the rights and obligations hereunder shall not be assigned or transferred by the Company, whether voluntarily, involuntarily, by operation of law, by a change in control, or any other means whatsoever without five (5) days written notice to the holders of Securities.

9.9 **Record Holder**. To the extent Company requires the use of a Custodian, such Custodian through this Agreement and related to the Omnibus Nominee Agreement entered into between Investor and the Custodian, shall be considered the legal record holder of the Securities.

9.10 **Construction**. Whenever used in this Agreement, the terms "including," "include," "includes" and the like are not intended as terms of limitation, and, hence, shall be deemed to be followed by "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the neuter gender shall include the masculine and feminine genders and vice versa.

9.11 **Counterparts**. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.12 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.13 **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

9.14 **Further Assurances**. The parties to this Agreement shall execute and deliver any further instruments or documents and perform any additional acts that are or may become necessary to effectuate and carry out the purchase of the Securities as contemplated by this Agreement.

9.15 **Amendments and Waivers**. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Investor.

9.16 **Delays or Omissions.** No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

9.17 **Privacy Notice**. The Company collects nonpublic, personal data about each Investor from (a) information it receives in this Agreement and other documents and instruments provided by such Investor to the Company, (b) information disclosed to the Company through conversations or correspondence by or with such Investor, and (c) any additional information the Company may request from such Investor. All information regarding the personal identity and other financial information of each Investor (such Investor's "personal information") will be kept strictly confidential. The Company maintains commercially reasonable physical, electronic and operational safeguards to protect this information. In the normal course of business, it is sometimes necessary for the Company to provide personal information about Investors to the Company, attorneys, accountants and auditors in furtherance of the Company's business, and entities that provide a service on behalf of the Company, such as banks or title companies. The Company will only disclose personal information to these third parties if those parties agree to protect the personal information and use the personal information only for the purposes of providing services to the Company. Other than for the purposes discussed above, the Company does not disclose any nonpublic, personal information of its Investors unless the Company is directed by Investor to provide it or the Company is legally required to provide it to a governmental agency.

IN WITNESS WHEREOF, the parties have executed this Revenue Participation Agreement as of the date first written above.


SYNAPZ (AWAKE) FILMS LLC

_____
Andrew Palmer, Manager

[INVESTOR SIGNATURE PAGE FOLLOWS]


REVENUE PARTICIPATION AGREEMENT INVESTOR SIGNATURE PAGE

Individual Investor: **Entity Investor**:

_____   Name of Entity:_____
Signature

Type of Entity and State of
Formation:_____

_____
Signature of Authorized Representative

Print Name of Authorized Representative:
_____

Capacity of Authorized Representative :
_____

Informational Fields

Full Legal Name: _____

Full Legal Name of Spouse/Partner,
if subscribing as community property, tenancy in
common or joint tenancy: _____

Mailing Address: _____

Telephone Number: _____

Email Address: _____

Form of Entity and State of Formation, if
subscribing as an entity: _____

Participation Purchase Price: _____

Revenue Participation Units to be Purchased: _____

TERM SHEET – SUMMARY OF KEY TERMS

Issuer: SYNAPZ (AWAKE) FILMS LLC
Platform: CineBlock Films, LLC
Project: *AWAKE (Feature-Length Film*)
Minimum Raise: $50,000 | **Maximum Raise:** $124,000
Closing: As set forth in the Form C (including any earlier or intermediate closings permitted thereunder).

Minimum Investment: $100 (1 Unit)

Investor Returns

- **Tier 1 (Recoupment):** 100% of Adjusted Revenues to recoup, in full, (i) Production Costs, (ii) Approved Marketing and Distribution Expenses (other than Permitted Deductions), and (iii) a deferred producer fee of $110,000.

- **Tier 2 (Investor Recovery):** After Tier 1, 100% of Adjusted Revenues to Investors pro rata until Investors receive an aggregate 3.0x of invested capital.

- **Tier 3 (Long-Term Participation):** After 3.0x, 25% of Adjusted Revenues to Investors pro rata; 75% to the Company, in perpetuity.

Distributions

- **Frequency:** Quarterly, within 90 days after each quarter-end.
- **Reports:** Accompanied by statement of Gross Revenues and related calculation of amounts payable.

Restrictions

- **Transfer:** One-year statutory Reg CF lock-up (limited exceptions).
- **Pari Passu:** Equal treatment among all Investors, in accordance with Participation Percentage.

Credits / Recognition
- $25,000+ contributions → Executive Producer credit.
- $10,000+ contributions → Producer credit.
- Other investors may be acknowledged in "Special Thanks" (at the Company's discretion).

This Term Sheet is a summary only. Full terms and conditions are set forth in the Revenue Participation Agreement.